Exhibit 99-3

Koor Industries Limited
(An Israeli Corporation)

Consolidated Interim
Financial Statements
as at September 30, 2007
(Unaudited)

Koor Industries Limited
(An Israeli Corporation)

Condensed Consolidated Interim Financial Statements as at September 30, 2007

Contents

Page

Auditors' Review report	2

Condensed Consolidated Financial Statements
as at September 30, 2007 (Unaudited)

Condensed Consolidated Interim Balance Sheets	3

Condensed Consolidated Interim Statements of Income	5

Condensed Interim Statements of Changes in Shareholders' Equity	6

Condensed Consolidated Statements of Cash Flows	10

Notes to the Interim Financial Statements	15-32

Somekh Chaikin	Telephone	972 3 684 8000
KPMG Millennium Tower	Fax	972 3 684 8444
17 Ha'arba'a Street, PO Box 609	Internet	www.kpmg.co.il
Tel Aviv 61006 Israel

The Board of Directors
Koor Industries Limited

Auditors' review report of unaudited condensed consolidated interim financial statements for the nine-month and three-month periods ended September 30, 2007

At your request, we have reviewed the condensed consolidated interim balance sheet of Koor Industries Limited and its subsidiaries as at September 30, 2007, the related condensed consolidated interim statements of income, the condensed interim statements of changes in shareholders' equity and the condensed consolidated interim statements of cash flows for the nine-month and three-month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders’ Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

We were furnished with the reports of other auditors on their review of the interim financial statements of certain subsidiaries whose assets as at September 30, 2007 constitute 2% of the total consolidated assets and whose revenues for the nine-month and for the three-month periods then ended constitute 14% and 6% of the total continuing consolidated revenues, respectively, and constitute 15% of the total discontinuing consolidated revenues for the nine-month period then ended. Furthermore, we were furnished with the reports of other auditors on their review of the interim financial statements of certain affiliates, whose Company’s investments constitute NIS 183,697 thousand as at September 30, 2007 and its equity in earnings constitute NIS 21,277 thousand and NIS 6,930 thousand for the nine-month and three-month periods then ended, respectively.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with Section D of the Securities Regulations (Periodic and Immediate Report) - 1970.

We call attention to that stated in Note 3A(6) of the financial statements regarding a claim and a request to certify the claim as a class action that were filed against one of the Company’s investee companies.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

November 18, 2007
Tel Aviv, Israel

Somekh Chaikin, a partnership registered under the Israeli Partnership
Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Condensed Consolidated Interim Balance Sheets

						Convenience
						translation
						(Note 1A3)
	September 30			December 31		September 30
	2007	2006(1)		2006(2)		2007
	Unaudited			Audited		Unaudited
	NIS thousands					US$ thousands

Assets

Current assets
Cash and cash equivalents	1,080,201	177,201		241,586		269,175
Short-term deposits and investments	1,771,406	443,364		695,931		441,417
Trade receivables	39,391	33,216		33,010		9,816
Other receivables	67,664	19,540		64,521		16,861
Inventories	77,503	77,177		62,319		19,313
	3,036,165	750,498		1,097,367		756,582

Investments and long-term receivables
Investments in affiliates	2,690,163	3,497,060		3,322,177		670,363
Other investments and receivables	124,485	524,504		179,488		31,020
	2,814,648	4,021,564		3,501,665		701,383

Investment property	108,280	80,392	*	80,080	*	26,982

Fixed assets, net	7,934	9,635	*	9,528	*	1,977

Intangible assets, deferred tax assets
and deferred expenses	15,495	595		546		3,861

Assets relating to discontinued operations	-	876,078		814,645		-

	5,982,522	5,738,762		5,503,831		1,490,785

*           Reclassified - see Note 1B(4).
(1)         Reclassified with respect to discontinued operations - see Note 6(2) and Note 6(3).
(2)         Reclassified with respect to discontinued operations - see Note 6(3).

The accompanying notes are an integral part of the financial statements.

Koor Industries Limited
(An Israeli Corporation)

				Convenience
				translation
				(Note 1A3)
	September 30		December 31	September 30
	2007	2006(1)	2006(2)	2007
	Unaudited		Audited	Unaudited
	NIS thousands			US$ thousands
Liabilities and shareholders’ equity

Current liabilities
Credit from banks and others	173,015	93,020	33,800	43,113
Trade payables	50,395	41,540	40,473	12,558
Other payables	128,567	147,888	161,228	32,038
Customer advances	4,667	1,635	1,779	1,163
	356,644	284,083	237,280	88,872

Long-term liabilities
Long-term bank loans	1,247,900	1,308,248	1,299,174	310,964
Other long-term loans	15,589	51,639	47,467	3,885
Debentures	1,634,117	994,325	988,482	407,206
Deferred taxes	2,183	22	34	544
Liability for employee severance
benefits, net	1,527	4,623	2,137	380
	2,901,316	2,358,857	2,337,294	722,979

Liabilities relating to discontinued
operations	-	798,787	737,721	-

Minority interest	679	2,472	2,348	169

Shareholders’ equity	2,723,883	2,294,563	2,189,188	678,765

	5,982,522	5,738,762	5,503,831	1,490,785

Ami Erel	Raanan Cohen	Michal Yageel
Chairman of the Board of Directors	Chief Executive Officer	Corporate Controller

Date of approval: November 18, 2007

Koor Industries Limited
(An Israeli Company)
Condensed Consolidated Interim Statements of Income

						Convenience
						translation
						(Note 1A3)
					Year	Nine months
					ended	ended
	Nine months ended September 30		Three months ended September 30		December 31	June 30
	2007	(1) 2006	2007	(1) 2006	(2) 2006	2007
	Unaudited		Unaudited		Audited	Unaudited
	NIS thousands					US$ thousands
Revenues and earnings
Revenue from sales and
services	164,617	212,200	46,404	70,544	270,452	41,022
Group’s equity in the
operating results of
investee companies, net	272,368	84,944	38,379	24,400	(37,555)	67,871
Other income, net	581,878	11,816	531,916	7,707	99,492	144,998
	1,018,863	308,960	616,699	102,651	332,389	253,891
Costs and losses
Cost of sales and services	126,638	153,858	39,769	50,035	210,097	31,557
Selling and marketing
expenses	32,949	37,897	10,053	12,722	47,315	8,210
General and administrative
expenses	35,299	70,420	13,794	9,897	87,514	8,796
Financing expenses, net	99,609	85,149	93,082	27,465	97,480	24,822
	294,495	347,324	156,698	100,119	442,406	73,385
Earnings before income tax	724,368	(38,364)	460,001	2,532	(110,017)	180,506
Income tax	258	(15,419)	(659)	(52)	(4,671)	64
	724,626	(53,783)	459,342	2,480	(114,688)	180,570
Minority interest in
consolidated companies'
results, net	2,014	(2,760)	2,422	(436)	(2,430)	502

Net earnings (loss) from
continuing operations	726,640	(56,543)	461,764	2,044	(117,118)	181,072

Net earnings (loss) from
discontinued operations
(Note 6)	10,355	8,678	-	5,280	13,918	2,580
Cumulative effect as of the
beginning of the year of
change in accounting method	-	62,552	-	-	62,552	-

Net earnings (loss) for the period	736,995	14,687	461,764	7,324	(40,648)	183,652

Basic earnings (loss) per ordinary share:
From continuing operations	43.695	(3.493)	27.824	0.194	(6.623)	10.888
From discontinued operations	0.624	0.531	-	0.320	0.849	0.155
From cumulative effect of
change in accounting method	-	3.825	-	-	3.815	-
Net earnings (loss) for the period	44.319	0.863	27.824	0.514	(1.959)	11.043
Diluted earnings (loss) per
ordinary share:
From continuing operations	43.077	(3.493)	27.774	0.192	(7.161)	10.734
From discontinued operations	0.623	0.531	-	0.318	0.849	0.155
From cumulative effect of
change in accounting method	-	3.825	-	-	3.815	-
Net earnings (loss) for the period	43.700	0.863	27.774	0.510	(2.497)	10.889

(1)           Reclassified with respect to discontinued operations - see Note 6(2) and Note 6(3).
(2)           Reclassified with respect to discontinued operations - see Note 6(3).
The accompanying notes are an integral part of the financial statements.

Koor Industries Limited
(An Israeli Company)
Condensed Interim Statement of Changes in Shareholders’ Equity

							Dividend
						Cumulative	proposed
	Number			Amounts	Company	foreign	subsequent
	of			received in	shares	currency	to the		Total
	ordinary	Share	Capital	respect of	held by a	translation	balance	Retained	Shareholders’
	shares(1)	capital	reserves	stock options	subsidiary	adjustments	sheet date	deficit	equity
		NIS thousands

Balance as at January 1, 2007 (Audited)	16,567,070	564,515	2,566,724	21,715	(6,071)	(233,851)	-	(723,844)	2,189,188
Changes during the nine months ended
September 30, 2007 (Unaudited):
Net earnings for the period	-	-	-	-	-	-	-	736,995	736,995
Dividend paid during the period	-	-	-	-	-	-	-	(149,857)	(149,857)
Dividend proposed subsequent to the balance sheet date	-	-	-	-	-	-	380,027	(380,027)	-
Adjustment to retained earnings in respect of
investment properties (see Note 1B(4))	-	-	-	-	-	-	-	52,246	52,246
Adjustment to retained earnings in respect of in-
process research and development (see Note 1B(5))	-	-	-	-	-	-	-	1,728	1,728
Stock-based compensation expenses	-	-	125	-	-	-	-	-	125
Exercise of stock options granted to employees	46,508	-	-	-	-	-	-	-	-
Cumulative foreign currency translation adjustments, net	-	-	-	-	-	(106,542)	-	-	(106,542)
Balance as at September 30, 2007 (Unaudited)	16,613,578	564,515	2,566,849	21,715	(6,071)	(340,393)	380,027	(462,759)	2,723,883

									Dividend
								Cumulative	proposed
	Number					Amounts	Company	foreign	subsequent
	of					received in	shares	currency	to the		Total
	ordinary	Share		Capital		respect of	held by a	translation	balance	Retained	Shareholders’
	shares(1)	capital		reserves		stock options	subsidiary	adjustments	sheet date	deficit	equity
		NIS tousands
Balance as at January 1, 2006 (Audited)	16,146,668	564,515		2,565,488		21,715	(6,071)	15,983	-	(683,196)	2,478,434
Changes during the nine months ended
September 30, 2006 (Unaudited):
Net earnings for the period	-	-		-		-	-	-	-	14,687	14,687
Stock-based compensation expenses	-	-		1,153		-	-	-	-	-	1,153
Exercise of stock options granted to employees	341,285	-	*	-	*	-	-	-	-	-	-
Cumulative foreign currency translation adjustments, net	-	-		-		-	-	(199,711)	-	-	(199,711)
Balance as at September 30, 2006 (Unaudited)	16,487,953	564,515		2,566,641		21,715	(6,071)	(183,728)	-	(668,509)	2,294,563

(1)        Net of the Company holdings and subsidiaries' holdings.
*           Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

Koor Industries Limited
(An Israeli Company)

Condensed Interim Statement of Changes in Shareholders’ Equity (cont'd)

				Proceeds			Dividend
				from		Cumulative	proposed
				issuance	Company	foreign	subsequent
	Number of			of	shares	currency	to the		Total
	ordinary	Share	Capital	stock	held by a	translation	balance	Retained	Shareholders’
	shares(1)	capital	reserves	options	subsidiary	adjustments	sheet date	deficit	equity
		NIS thousands

Balance as at July 1, 2007 (Unaudited)	16,589,104	564,515	2,566,826	21,715	(6,071)	(204,653)	149,857	(544,496)	2,547,693

Changes during the three months ended
June 30, 2007 (Unaudited):
Net loss for the period	-	-	-	-	-	-	-	461,764	461,764
Dividend paid during the period	-	-	-	-	-	-	(149,857)	-	(149,857)
Dividend proposed subsequent to balance sheet date	-	-	-	-	-	-	380,027	(380,027)	-
Stock-based compensation expenses	-	-	23	-	-	-	-	-	23
Exercise of stock options granted to employees	24,474	-*	-	-	-	-	-	-	-*
Cumulative foreign currency translation adjustments, net	-	-	-	-	-	(135,740)	-	-	(135,740)
Balance as at September 30, 2007 (Unaudited)	16,613,578	564,515	2,566,849	21,715	(6,071)	(340,393)	380,027	(462,759)	2,723,883

Balance as at July 1, 2006 (Unaudited)	16,464,964	564,515	2,566,558	21,715	(6,071)	(86,925)	-	(675,833)	2,383,959

Changes during the three months ended
June 30, 2006 (Unaudited):
Net earnings for the period	-	-	-	-	-	-	-	7,324	7,324
Stock-based compensation expenses	-	-	83	-	-	-	-	-	83
Exercise of stock options granted to employees	22,989	-*	-	-	-	-	-	-	-*
Cumulative foreign currency translation adjustments, net	-	-	-	-	-	(96,803)	-	-	(96,803)
Balance as at September 30, 2006 (Unaudited)	16,487,953	564,515	2,566,641	21,715	(6,071)	(183,728)	-	(668,509)	2,294,563

(1)   Net of the holdings by the Company and subsidiaries.
*    Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

Koor Industries Limited
(An Israeli Company)

Condensed Interim Statement of Changes in Shareholders’ Equity (cont’d)

					Amounts
					received		Cumulative
	Number				in respect	Company	foreign
	of				of	shares	currency		Total
	ordinary	Share		Capital	stock	held by a	translation	Retained	Shareholders’
	shares(1)	capital		reserves	options	subsidiary	adjustments	deficit	equity
		NIS thousands
Balance as at January 1, 2006 (Audited)	16,146,668	564,515		2,565,488	21,715	(6,071)	15,983	(683,196)	2,478,434

Changes during 2006 (Audited):
Net loss for the year	-			-	-	-	-	(40,648)	(40,648)
Stock-based compensation expenses	-	-		1,236	-	-	-	-	1,236
Issuance of stock options to employees
Exercise of stock options granted to employees	420,402	-	*	-	-	-	-	-	- *
Cumulative foreign currency
translation adjustments, net	-	-		-	-	-	(249,834)	-	(249,834)

Balance as at December 31, 2006 (Audited)	16,567,070	564,515		2,566,724	21,715	(6,071)	(233,851)	(723,844)	2,189,188

(1)   Net of the Company holdings and its subsidiaries' holdings.

*    Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

Koor Industries Limited
(An Israeli Company)

Condensed Interim Statements of Changes in Shareholders’ Equity (cont’d)

Convenience translation into U.S. dollars (Note 1A(3))

			Amounts	Shares		Dividend
			received	held		proposed
			in	by the	Foreign	subsequent
			respect of	Company	currency	to		Total
	Share	Capital	stock	and	translation	balance	Retained	Shareholders’
	capital	reserves	options	subsidiaries	adjustments	sheet	loss	equity
		US$ thousands

Balance as at January 1, 2007 (Audited)	140,672	639,602	5,411	(1,513)	(58,273)	-	(180,375)	545,524

Changes during the nine months ended
September 30, 2007 (Unaudited):
Net earnings for the period						-	183,652	183,652
Dividend paid	-	-	-	-	-	-	(37,343)	(37,343)
Dividend proposed subsequent to balance sheet date	-	-	-	-	-	94,699	(94,699)	-
Adjustment to retained earnings in respect of
investment Properties (see Note 1B(4))	-	-	-	-	-	-	13,019	13,019
Adjustment to retained earnings in respect of in-
process research and development (see Note 1B(5))	-	-	-	-	-	-	431	431
Stock-based compensation expenses	-	31	-	-	-	-	-	31
Cumulative foreign currency translation adjustments, net	-	-	-	-	(26,549)	-	-	(26,549)

Balance as at September 30, 2007 (Unaudited)	140,672	639,633	5,411	(1,513)	(84,822)	94,699	(115,315)	678,765

Balance as at July 1, 2007 (Unaudited)	140,672	639,628	5,411	(1,513)	(50,998)	37,343	(135,683)	634,860

Changes during the three months ended
September 30, 2007 (Unaudited)
Net earnings for the period						-	115,067	115,067
Dividend paid	-	-	-	-	-	(37,343)	-	(37,343)
Dividend proposed subsequent to balance sheet date	-	-	-	-	-	94,699	(94,699)	-
Stock-based compensation expenses	-	5	-	-	-	-	-	5
Cumulative foreign currency translation adjustments, net	-	-	-	-	(33,824)	-	-	(33,824)

Balance as at September 30, 2007 (Unaudited)	140,672	639,633	5,411	(1,513)	(84,822)	94,699	(115,315)	678,765

(*)   Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

Koor Industries Limited
(An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows

						Convenience
						translation
						(Note 1A3)
					Year	Nine months
					ended	ended
	Nine months ended September 30		Three months ended September 30		December 31	September 30
	2007	2006(1)	2007	2006(1)	2006(2)	2007
	Unaudited		Unaudited		Audited	Unaudited
	NIS thousands					US$ thousands

Cash flows from operating activities
Net earnings (loss) for the year	736,995	14,687	461,764	7,324	(40,648)	183,652
Adjustments to reconcile net earnings
(loss) to net cash flows from
operating activities (A)	(872,094)	15,100	(546,541)	32,009	16,273	(217,317)
Net cash flow from
continuing operating activities	(135,099)	29,787	(84,777)	39,333	(24,375)	(33,665)
Net cash flow from
discontinued operating activities	9,006	26,861	-	(1,706)	31,556	2,244
Net cash flows from
operating activities	(126,093)	56,648	(84,777)	37,627	7,181	(31,421)

Cash flows from investing activities:
Purchase of fixed assets	(1,194)	(763)	(383)	(264)	(3,934)	(298)
Amounts charged to
intangible assets and
deferred expenses	(17,128)	(925)	(4,495)	-	-	(4,268)
Proceeds from disposal of
investments in investee
companies and others	1,758,160	1,870	1,504,385	1,870	182,161	438,116
Investment in affiliate and others	(40,588)	(923,119)	(30,395)	(637,316)	(923,965)	(10,114)
Proceeds from sale of
fixed assets and intangible assets	57	363	57	168	910	14
Investment in venture capital companies	(4,635)	(7,154)	(1,073)	(1,437)	(7,417)	(1,155)
Decrease in other investments, net	2,521	(1,562)	-	(5,671)	1,649	628
Decrease in short-term deposits
and investments, net	(1,233,694)	43,812	(1,339,200)	10,998	1,708	(307,424)
Net cash flow from
continuing investing activities	463,499	(887,478)	128,896	(631,652)	(748,888)	115,499
Net cash flow from
discontinued investing activities	(5,541)	(73,147)	-	(2,547)	(79,274)	(1,381)

Net cash flows from investing activities	457,958	(960,625)	128,896	(634,199)	(828,162)	114,118

(1)           Reclassified with respect to discontinued operations - see Note 6(2) and Note 6(3).
(2)           Reclassified with respect to discontinued operations - see Note 6(3)).

The accompanying notes are an integral part of the financial statements.

Koor Industries Limited
(An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont’d)

Convenience
translation
(Note 1A3)
				Year	Nine months
				ended	ended
Nine months ended September 30		Three months ended September 30		December 31	September 30
2007	2006(1)	2007	2006(1)	2006(2)	2007
Unaudited		Unaudited		Audited	Unaudited
NIS thousands					US$ thousands

Cash flows from financing activities
Dividend paid	(149,857)	-	(149,857)	-	-	(37,343)
Proceeds from issuance of debentures	640,789	593,988	-	593,988	593,988	159,678
Acquisition of stock
options by subsidiary	(76)	-	-	-	(1,138)	(19)
Receipt of long-term loans
and other long-term liabilities	3,187	142,994	-	115	142,363	795
Repayment of long-term
loans, debentures and
other long-term liabilities	(23,814)	(3,600)	(21,944)	-	(53,081)	(5,934)
Increase (decrease) in credit
from banks and others, net	6,619	(2,423)	1,656	409	(2,835)	1,649

Net cash flow from
continuing financing activities	476,848	730,909	(170,145)	594,512	679,297	118,826

Net cash flow from
discontinued financing activities	(5,647)	48,168	-	(3,729)	47,643	(1,407)

Net cash flows from financing activities	471,201	779,077	(170,145)	590,783	726,940	117,419

(1)           Reclassified with respect to discontinued operations - see Note 6(2) and Note 6(3).
(2)           Reclassified with respect to discontinued operations - see Note 6(3).

The accompanying notes are an integral part of the financial statements.

Koor Industries Limited
(An Israeli Company)

Condensed Consolidated Interim Statements of Cash Flows (cont’d)

Convenience
translation
(Note 1A3)
				Year	Nine months
				ended	ended
Nine months ended September 30		Three months ended September 30		December 31	September 30
2007	2006(1)	2007	2006(1)	2006(2)	2007
Unaudited		Unaudited		Audited	Unaudited
NIS thousands					US$ thousands

Translation differences
in respect of cash balances
of foreign subsidiaries in
continuing operations	(63)	(784)	(63)	405	(657)	(16)

Translation differences
in respect of cash balances
of foreign subsidiaries in
discontinued operations	-	483	-	(730)	74	-

Increase (decrease) in cash
and cash equivalents	803,003	(125,201)	(126,089)	(6,114)	(94,624)	200,100

Increase in cash and
cash equivalents from
discontinued operations	35,612	18,641	-	8,017	52,449	8,874

Increase (decrease) in
cash and cash equivalents
from continuing operations	838,615	(106,560)	(126,089)	1,903	(42,175)	208,974

Balance of cash and cash
equivalents at beginning
of period	241,586	283,761	1,206,290	175,298	283,761	60,201

Balance of cash and cash
equivalents at end of period	1,080,201	177,201	1,080,201	177,201	241,586	269,175

(1)           Reclassified with respect to discontinued operations - see Note 6(2) and Note 6(3).
(2)           Reclassified with respect to discontinued operations - see Note 6(3).

The accompanying notes are an integral part of the financial statements.

Koor Industries Limited
(An Israeli Company)
Condensed Consolidated Interim Statements of Cash Flows (cont’d)

Convenience
translation
(Note 1A3)
				Year	Nine months
				ended	ended
Nine months ended September 30		Three months ended September 30		December 31	September 30
2007	2006(1)	2007	2006(1)	2006(2)	2007
Unaudited		Unaudited		Audited	Unaudited
NIS thousands					US$ thousands

A. Adjustments to reconcile
net earnings to net cash
flows generated by
operating activities:

Income and expenses not involving cash flows:

Cumulative effect as of the beginning of
the year of change in accounting method	-	(62,552)	-	-	(62,552)	-
Earnings from discontinued operations	(10,355)	(8,678)	-	(5,280)	(13,918)	(2,580)
Minority interest in results ofsubsidiaries, net	(2,014)	990	(2,422)	32	2,430	(502)
Group’s equity in operating results
of investee companies, net	(264,224)	18,415	(33,758)	21,421	139,450	(65,842)
Depreciation and amortization	4,008	3,312	1,156	1,263	5,403	999
Deferred taxes, net	2,187	14,025	857	(280)	13,869	545
Increase (decrease) in liabilities in respect
of employee severance benefits, net	(610)	4,666	66	4,712	2,097	(153)
Amortization of stock based compensation	654	1,153	142	83	1,633	163
Net capital losses (gains) from realization of:
Fixed assets and intangible assets	(2)	41	32	58	339	-
Investments in affiliates	(51,990)	-	(27,242)	-	-	(12,955)
Investments in investee companies	(540,418)	-	(515,094)	-	(79,308)	(134,667)
Linkage of debentures and
amortization of bond discount	26,612	9,429	23,255	(6,506)	23,765	6,631
Inflationary erosion (linkage) of
principal of long-term
loans and other liabilities	30,979	19,134	29,634	11,659	(25,545)	7,720
Inflationary erosion (linkage) of value of
investments, deposits and loans receivable	(39,588)	8,030	3,129	19,534	(8,350)	(9,865)
Impairment (reversal) in value
of assets and investments
(primarily venture capital investments)	6,331	8,257	7,521	(3,397)	(1,504)	1,578

	(838,430)	16,222	(512,724)	43,299	(2,191)	(208,928)

(1)           Reclassified with respect to discontinued operations - see Note 6(2) and Note 6(3).
(2)           Reclassified with respect to discontinued operations - see Note 6(3).

The accompanying notes are an integral part of the financial statements.

Koor Industries Limited
(An Israeli Company)
Condensed Consolidated Interim Statements of Cash Flows (cont’d)

Convenience
translation
(Note 1A3)
				Year	Nine months
				ended	ended
Nine months ended September 30		Three months ended September 30		December 31	September 30
2007	2006(1)	2007	2006(1)	2006(2)	2007
Unaudited		Unaudited		Audited	Unaudited
NIS thousands					US$ thousands

Changes in operating asset
and liability items:

Decrease (increase) in trade
receivables and other receivables	(30,660)	(2,897)	1,897	(1,012)	15,782	(7,640)
Decrease (increase) in inventories
(including long-term customer
advances and deposits)	(13,021)	6,388	(1,090)	342	18,035	(3,245)
Increase (decrease) in trade
payables and other payables	10,017	(4,613)	(34,625)	(10,620)	(15,353)	2,496
	(33,664)	(1,122)	(33,818)	(11,290)	18,464	(8,389)

	(872,094)	15,100	(546,541)	32,009	16,273	217,317

Convenience
translation
(Note 1A3)
				Year	Three months
				ended	ended
Six months ended September 30		Three months ended September 30		December 31	September 30
2007	2006(1)	2007	2006(1)	2006(2)	2007
Unaudited		Unaudited		Audited	Unaudited
NIS thousands					US$ thousands

B. Non-cash transactions:

Sale of venture capital
investments	-	-	-	-	56,159	-

Dividend in kind from
affiliated company	-	-	-	-	10,470	-

Payables on account of
sale of discontinued
operation	37,222	-		-		9,275

(1)           Reclassified with respect to discontinued operations - see Note 6(2) and Note 6(3).
(2)           Reclassified with respect to discontinued operations - see Note 6(3).

The accompanying notes are an integral part of the financial statements.

Koor Industries Limited
(An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2007 (unaudited)

Note 1 - Significant Accounting Policies

A.        General

1.
These financial statements were prepared in conformity with generally accepted accounting principles applicable to the preparation of interim financial statements, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (“IASB”) and with Article 4 of the Securities Regulation (Immediate and Periodic Reports) - 1970.

2.
These financial statements were prepared as at September 30, 2007 and for the nine-month period then ended. These financial statements should be read in conjunction with the Company’s audited financial statements and accompanying notes as at December 31, 2006 (“the annual financial statements”).

3.
The adjusted interim financial statements as at September 30, 2007, and for the nine months then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1=NIS 4.013).  The translation was made solely for the convenience of the reader.

The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.

4.	The significant accounting policies were applied in the interim financial statements in a manner consistent with the financial statements at December 31, 2006, except as mentioned in Note 1B below.

B.          Initial application of new accounting standards

1.          Accounting Standard No. 27, "Fixed Assets"

As from January 1, 2007 the Company implements Accounting Standard No. 27, "Fixed Assets" (hereinafter – the Standard). The Standard prescribes rules for the presentation, measurement and disposition of fixed assets and for the disclosure required in respect thereto. The Standard stipulates, inter alia, that upon the initial recognition of a fixed asset, the entity shall include in the cost of the item all the costs it will incur in respect of a liability to dismantle and remove the item and to restore the site on which it was located. Furthermore, the Standard stipulates that a group of similar fixed asset items shall be measured at cost net of accumulated depreciation, and less impairment losses, or alternatively, at its revalued amount less accumulated depreciation, whereas an increase in the value of the asset to above its initial cost as a result of the revaluation will be directly included the shareholders’ equity under a revaluation reserve. Any part of a fixed asset item with a cost that is significant in relation to the total cost of the item shall be depreciated separately, including the costs of significant periodic examinations. The Standard also stipulates that a fixed asset that was purchased in consideration for another non-monetary item in a transaction of commercial substance shall be measured at fair value.

The Standard also requires entities to review the residual value, useful life and depreciation method of the asset at least at the end of each fiscal year, and if the expectations differ from the prior estimates the changes are to be treated as a change in accounting estimate.

The Company elected to measure the fixed asset items at cost less accumulated depreciation.

Application of the new Standard did not have a material impact on the Company's results of operations and its financial position.

Koor Industries Limited
(An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2007 (unaudited)

Note 1 - Significant Accounting Policies (cont’d)

B.	Impact of new accounting standards prior to their application (cont’d)

2.	Accounting Standard No. 26, "Inventory"

As from January 1, 2007 the Company implements Accounting Standard No. 26, "Inventory" (hereinafter – the Standard). The Standard stipulates guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining impairment in value of inventory to its net realizable value. According to the Standard, inventory should be presented according to the lower of cost or net realizable value. The Standard also provides guidelines regarding cost allocation of costs to inventory.

The Standard shall be applied retroactively by restating comparative amounts in respect of prior periods.

The implementation of the Standard did not have a material impact on the Company's financial position or results of operations.

3.	Accounting Standard No. 23, "Accounting for Transactions Between an Entity and its Controlling Shareholder"

As from January 1, 2007 the Company implements Accounting Standard No. 23, "Accounting for Transactions between an Entity and its Controlling Shareholder" (hereinafter – the Standard). The Standard effectively supersedes the main provisions of Israeli Securities Regulations (Presentation of Transactions Between a Company and its Controlling Shareholder), and provides that assets (excluding intangible assets that do not have an active market) and liabilities in respect of which a transaction has taken place between the entity and its controlling shareholder will be measured according to fair value on the transaction date and the difference between the fair value and the consideration received in the transaction will be recorded within shareholders' equity. A debit amount is essentially a dividend and will therefore be recorded as a reduction of retained earnings. A credit amount is essentially an investment by the shareholder and will therefore be recorded as a separate item within shareholders' equity, "Capital reserve from transactions between the entity and its controlling shareholder".
The Standard addresses three issues pertaining to transactions between an entity and its controlling shareholder: transfer of an asset from the controlling shareholder to the entity or transfer of an asset from the entity to the controlling shareholder; assumption, fully or partially, by the controlling shareholder of a liability that the entity has to a third party, indemnification from the controlling shareholder to the entity in respect of an expense, concession, fully or partially, by the controlling shareholder of an amount owed to him by the entity; and loans granted to or by the controlling shareholder. Furthermore, the Standard provides the disclosure required in financial statements pertaining to transactions between the entity and its controlling shareholder during the period.

Pursuant to the Standard's transitional provisions, the Company applies the Standard to transactions with controlling interests therein executed after January 1, 2007, as well as to loans granted or received from the controlling interest prior to the Standard's commencement date, beginning from its commencement date.

Application of the new Standard did not have a material impact on the Company's results of operations and its financial position.

Koor Industries Limited
(An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2007 (unaudited)

Note 1 - Significant Accounting Policies (cont’d)

B.	Impact of new accounting standards prior to their application (cont’d)

4.	Accounting Standard No. 16, "Investment Property"

As from January 1, 2007 the Company implements Accounting Standard No. 16, "Investment Property" (hereinafter – the Standard). The Standard prescribes rules for recognition, measurement and disposition of investment property and for the disclosure required in respect thereto.
The Standard stipulates, inter-alia, that the initial measurement of investment property shall be according to cost, including transaction costs. Furthermore the Standard stipulates that in subsequent periods the entity should choose to measure all of its investment property, either according to cost, after deduction of accumulated depreciation and impairment losses, or according to fair value, in which case adjustments to fair value shall be recorded in the statement of operations.

The Company elected to apply the fair value model for measuring its investment property.  Therefore, in accordance with the transition requirements of the Standard, on January 1, 2007 the Company recorded an increase in the balance of its investment property in the amount of NIS 28 million.  Furthermore, the Company recorded an increase in its investments in affiliates in the amount of NIS 32 million.  The Company recorded an adjustment to the opening balance of retained earnings of NIS 52 million in respect of the above.

The Company recognizes a liability in respect of property sales tax upon occurrence of an event that gives rise to such a liability, therefore the financial statements do not include a liability for property sales tax in respect of its investment property. The Company estimates that in the event that it were to sell all of its investment property at prices equivalent to the fair value of the investment property as of the balance sheet date, the impact of the liability on the Company's financial statements, taking into account taxes, minority interest and the Company's equity in affiliated companies, would amount to approximately NIS 4 million.

5.	Accounting Standard No. 30, "Intangible Assets"

As from January 1, 2007, the Company implements Accounting Standard No. 30, "Intangible Assets" (hereinafter – the Standard) of the IASB. The Standard prescribes the accounting treatment for intangible assets and defines how to measure the book value of these assets, and provides the disclosure requirements.

In accordance with the Standard's transition rules, the Standard shall be applied retroactively, except as set forth hereinafter. With regard to business acquisitions, the Standard shall be applied to business acquisitions that take place from January 1, 2007 and thereafter, whereas with regard to in-process research and development projects acquired within the framework of a business acquisition that occurred prior to January 1, 2007 and that meets the definition of an intangible asset on the acquisition date and that was recorded as an expense on the acquisition date, on January 1, 2007 the acquiring company shall recognize the in-process research and development project as an asset, as well as applicable deferred taxes. The in-process research and development asset shall be recorded at the amount estimated on the acquisition date, less the amortization that would have accrued from the acquisition date until December 31, 2006 according to the useful life of the asset and less impairment losses. This amount shall be recorded as an adjustment to the opening balance of retained earnings as of January 1, 2007.

Koor Industries Limited
(An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2007 (unaudited)

Note 1 - Significant Accounting Policies (cont’d)

B.	Impact of new accounting standards prior to their application (cont’d)

5.	Accounting Standard No. 30, "Intangible Assets" (cont'd)

The Company recorded an expense of NIS 2,443 thousand in respect of in-process research and development projects acquired within the framework of a business acquisition that occurred prior to January 1, 2007. The projects meet the definition of an intangible asset on the acquisition date and therefore on January 1, 2007 the Company recognized the in-process research and development projects as assets in the amount of NIS 1,728 thousand (after recognition of applicable deferred taxes) against an adjustment to the opening balance of retained earnings as of January 1, 2007.

As from January 1, 2007 certain of the Company’s investees examine the criteria for recognition of intangible assets in respect of development activities. Such investees did not recognize intangible assets in respect of past development activities as such investees did not examine the criteria or document them in prior periods.

6.	Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)"

In July 2006 the IASB published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" (hereinafter – the Standard). The Standard determines that entities that are subject to the Securities Law – 1968 and that are required to report according to the regulations of this law, shall prepare their financial statements according to IFRS for periods commencing from January 1, 2008. The Standard allows for early adoption as from financial statements published after July 31, 2006.

The initial implementation of IFRS shall be effected in accordance with the rules set forth in International Financial Reporting Standard No. 1, "Initial Adoption of IFRS".

According to IFRS 1, the Company is required to include as a note to its financial statements for December 31, 2007, the balance sheet data as at December 31, 2007 and the statement of operations data, after application of the IFRS rules for recognition, measurement and disclosure.

The Company intends to implement IFRS as of its financial statements for the period commencing January 1, 2008.

Koor Industries Limited
(An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2007 (unaudited)

Note 2 - Rates of Change in the Consumer Price Index and Foreign Currency Exchange Rates

Below are the rates of change that occurred in the Consumer Price Index and in the exchange rates of the U.S. Dollar during the reporting periods:

	Israeli	Exchange rate
	CPI	of one Dollar
	Points	NIS

At September 30, 2007	189.10	4.013
At September 30, 2006	186.48	4.302
At December 31, 2006	184.87	4.225

	Change in %	Change in %

For the nine months ended September 30, 2007	2.29	(5.0)
For the three months ended September 30, 2007	1.30	(5.6)
For the nine months ended September 30, 2006	(6.5)	0.8
For the three months ended September 30, 2006	(3.1)	(0.8)
For the year ended December 31, 2006	(0.1)	(8.2)

Note 3 - Information Regarding Certain Investees

A.	Makhteshim Agan Industries Ltd. ("M-A Industries") – an affiliate

1.
During the third quarter of 2007 the Company purchased 750,000 ordinary shares NIS 1 par value of M-A Industries for NIS 24 million.  The Company’s holding in the voting rights of M-A Industries as of September 30, 2007 is 39.2%.

2.
Under the terms of the securitization agreement of M-A Industries and its subsidiaries from September 2004, to sell customer receivables to financial institutions, the balance of trade receivables sold for cash as at the balance sheet date amounted to approximately $192 million (September 30, 2006 – $243 million; December 31, 2006 – $ 175.8 million).

The maximum amount of financial resources expected to be made available to the purchasing companies to purchase the trade receivables of the subsidiaries is between $250 and $275 million, on a current basis, so that the proceeds received from the customers whose receivables had been sold will be used to purchase new trade receivables.

3.
M-A Industries and its subsidiary in Brazil (Milenia) undertook, if certain conditions are met, to indemnify financial institutions for credit received by customers of Milenia from those financial institutions, and which was used to repay the debts of these customers to Milenia from its sales to these customers.

The indemnification amount as at the balance sheet date is $55 million (September 30, 2006 – $65 million, December 31, 2006 - $65 million).

Koor Industries Limited
(An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2007 (unaudited)

Note 3 - Information Regarding Certain Investees (cont’d)

A.	Makhteshim Agan Industries Ltd. ("M-A Industries") – an affiliate (cont’d)

4.
During the first nine months of 2007, approximately $ 675 thousand par value of M-A Industries debentures issued in a private placement in March 2004 to institutional investors, were converted into approximately 149 thousand ordinary shares NIS 1 par value of M-A Industries. Furthermore, NIS 38,220 thousand par value of debentures (Series A) of M-A Industries were converted into 4,200 thousand ordinary shares, NIS 1 par value, of M-A Industries and approximately 3,234 thousand employee stock options were exercised for approximately 2,079 thousand ordinary shares NIS 1 par value of M-A Industries.  As a result, during the nine month period ended September 30, 2007, the Company recorded a loss of approximately NIS 24 million, which is included within the Group’s equity in the operating results of investee companies, net.

5.
On August 28, 2007, the Board of Directors of M-A Industries resolved to adopt an employee share option plan for its employees and employees of its subsidiaries.  Under the plan, on October 15, 2007, 3,130,000 options exercisable into 3,130,000 ordinary shares NIS 1 par value of M-A Industries were issued. The fair value of the options as of the grant date was approximately NIS 23 million.

6.
On October 7, 2007, a claim was filed with the Be’er Sheva District Court (“the claim”) against Makhteshim Chemical Works Ltd. (“Makhteshim”), a subsidiary of M-A Industries, by three plaintiffs. The plaintiffs also submitted an application for recognition of the claim as a class action.

The claim and the application for recognition as a class action are in connection with air pollution allegedly caused by Makhteshim’s plant in Ramat Hovav.  The group represented by the plaintiffs comprises all the residents in the various Bedouin areas, Be’er Sheva, revivem and Segev Shalom, for the period January 1, 2001 to August 13, 2007.

The plaintiffs are asking for compensation for themselves and the group for alleged damage to their “autonomy” and for “medical supervision”.  The total compensation requested for the class action is estimated by the plaintiffs at NIS 1,086,440,000.  Alternatively, the plaintiffs request a legal relief ruling for the general public, as well as legal fees and court fees.

Makhteshim is required to submit its response to the application for recognition as a class action by January 27, 2008.  Makhteshim intends to deny all of the claims and the application for recognition as a class action.  At this preliminary stage, M-A Industries’ management is unable to assess whether the claim will be recognized as a class action, M-A Industries has not recorded any provision in connection with this claim.

7.	Seasonality

Sales of crop protection products are directly dependent on the agricultural seasons and the cycle of crop production. Therefore, M-A Industries’ revenues are not distributed evenly throughout the year. Countries in the Northern Hemisphere are characterized by similar timing of the agricultural seasons and the highest sales to these countries usually take place during the months February-April. The seasonality in the Southern Hemisphere is opposite and most of the sales take place during the months August-November, with the exception of Australia where most of the sales take place in April-July. M-A Industries’ worldwide activities are conducive to balancing the seasonality impact even though M-A Industries has higher sales in the Northern Hemisphere.

Koor Industries Limited
(An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2007 (unaudited)

Note 3 - Information Regarding Certain Investees (cont’d)

B.           ECI Telecom Ltd. ("ECI") – a former affiliate

1.
On September 28, 2007, ECI, in which the Company had a holding of approximately 28%, reported that it closed the merger agreement signed on July 2, 2007, whereby ECI was sold in its entirety to Swarth Group and certain investment funds (hereinafter – the Buyers) in a transaction amounting to approximately $1.2 billion.

The Company received in consideration of its holdings in ECI’s shares, an amount of approximately USD 330.5 million in cash. Subsequent to the closing, in the third quarter of 2007 the Company recorded a capital gain of NIS 514 million, based on ECI’s results for the third quarter of 2007.

2.
During the first quarter of 2007, as ECI's affiliated company Veraz Networks Inc. ("Veraz"), made significant progress towards completion of its initial public offering, ECI's management determined that it is more likely than not that a portion of ECI's capital loss carryforwards for tax purposes will be utilized against capital gains that ECI will generate from the future sale of its shares in Veraz. As a result, ECI released part of its deferred tax asset valuation allowance and recognized an income tax benefit in the amount of $ 12.5 million.

3.
On April 4, 2007, Veraz issued its shares to the public and its shares began to trade on the NASDAQ.  Veraz raised gross proceeds of $ 54 million, before underwriting discounts and expenses, from the sale of 6.75 million shares at the public offering price of $8 per share. In addition, ECI sold in the offering 2.25 million shares of Veraz for a total gross consideration of $18 million. Following the offering, ECI's holding in Veraz were reduced to 27.5% (on a non-diluted basis).  In accordance with generally accepted accounting principles in Israel, during the second quarter of 2007 ECI recorded a gain approximately $ 15.5 million in respect of the abovementioned sale of shares and an additional gain of $ 12 million in respect of ECI’s share in the increase in the shareholders’ equity of Veraz pursuant to the offering.  The Company’s share in these gains is approximately NIS 31 million.

Koor Industries Limited
(An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2007 (unaudited)

Note 3 - Information Regarding Certain Investees (cont’d)

B.           ECI Telecom Ltd. ("ECI") – a former affiliate (cont’d)

4.
ECI prepares its financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”). Below is the adjustment of the net earnings of ECI as reported in accordance with U.S. GAAP to net earnings in accordance with Israeli GAAP:

					For the
					year ended
	Nine months ended September 30		Three months ended September 30		December 31
	2007	2006	2007	2006	2006
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Net earnings (loss) of ECI as reported
in conformity with U.S. GAAP	26,365	19,787	(17,120)	7,088	22,095

Adjustments:
Share-based payments expenses	3,941	823	6,084	88	786
Financing income (expenses) from
derivative financial statements	(587)	(2,682)	(596)	2,333	(5,745)
Realization of excess
cost allocated to goodwill	359	55	152	8	55
Loss (gain) on available
for sale marketable securities	95	-	60	233	19
Capitalized of R&D expenditures	19,781	-	7,052	-	-
ECI’s equity inresults of affiliate	-	(1,704)	-	-	1,704
Gain from issue of
shares by affiliated company *	-	-	(12,000)	-	-
Distribution of available-for-sale
securities as dividend-in-kind	-	(4,075)	-	-	(4,075)
Cumulative effect as of the beginning of
the year of change in accounting method	-	1,704	-	-	(1,704)
Net earnings (loss) of ECI
in conformity with Israeli GAAP	49,954	13,908	(16,368)	9,750	13,135

*           According to Israeli GAAP, the gain was recorded during the second quarter of 2007.

Koor Industries Limited
(An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2007 (unaudited)

Note 3 - Information Regarding Certain Investees (cont’d)

C.	Koor Corporate Venture Capital – a consolidated partnership

On January 11, 2007, the Company sold all shares held by Koor and Koor Corporate Venture Capital in Scopus Video Networks Ltd. The Company’s total proceeds from the transaction amounted to approximately $16 million in cash. As a result of this transaction, the Company recorded a gain of approximately NIS 23 million in the first quarter of 2007.

D.	Sheraton-Moriah (Israel) Ltd. (“Sheraton Moriah”) – a former subsidiary

On April 26, 2007 the Company completed the sale of its entire 56.5% shareholding in Sheraton Moriah Israel Ltd. (“Sheraton”) to Azorim Tourism Ltd. for total consideration of approximately $24 million.

The first installment in the amount of $6.3 million was received on December 21, 2006, and the second in the amount of approximately $8.6 million was received on the date of the closing. The remaining amount of $9.1 million, guaranteed by Azorim Investment in Development and Building Corporation Ltd., will be received no later than March 27, 2008, as follows: (a) One half of the said amount shall be paid in NIS (in accordance with the last representative dollar exchange rate known on the date of payment); and (b) The other half shall be paid in NIS (in accordance with the representative dollar exchange rate known on the date of execution of the agreement), linked to the rate of change of the Israeli Consumer Price Index (CPI) known on March 27, 2008 relative to the CPI known on the date of execution of the agreement (Basic Index), and such that the said amount shall, in no event, be lower than the amount calculated according to the Basic Index.

Following the closing of the transaction the Company was released from guaranties provided to banks to secure bank debt of Sheraton Moriah in the amount of approximately $9.2 million. The Company recorded a gain as a result of the transaction of approximately NIS 14 million in the second quarter of 2007.
Pursuant to the sale, as of the financial statements for the first quarter of 2007, Sheraton has been presented as a discontinued operation. See Note 6(3).

E.	Knafaim Holdings Ltd. ("Knafaim")

Further to the agreement signed in May 2007, on June 18, the Company completed the sale of its entire holding in Knafaim (9.2%) for total consideration of approximately $13.7 million, reflecting a price per share of $10.47 ("purchase price").

Under the agreement, should the purchaser sell the shares purchased at the closing date, to any third party, during a period of 12 months commencing from the closing date, at a price per share higher than the purchase price, the purchaser will pay the Company additional consideration in the amount of the difference between the sale price and the purchase price, net of interest accrued, multiplied by the lower of the number of shares sold or the number of shares purchased from the Company.

The Company recorded a gain as a result of the transaction of approximately NIS 15 million in the second quarter of 2007.

F.	Elbit Systems Ltd. - ("Elbit")

In September 2007, the final stage in the sale of the majority of the Company’s holdings in Elbit (approximately 5.5%), to Federmann Enterprises Ltd. for total consideration of approximately $70 million, was consummated.  The remainder of the consideration (approximately $44 million including interest) was paid to the Company and the Company surrendered the remaining holdings in Elbit (approximately 3.3% of Elbit’s share capital) that had been held in trust.  Subsequent to the transaction, in the third quarter of 2007 the Company recorded a gain of approximately NIS 27 million and during the first nine months of 2007 recorded a gain of approximately NIS 37 million.

Koor Industries Limited
(An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2007 (unaudited)

Note 3 - Information Regarding Certain Investees (cont’d)

G.	ECtel Ltd – (“ECtel”) – an affiliate

In January 2005, a claim and a purported class action complaint filed in the United States against ECtel and certain directors and officers of ECtel. The complaint alleged violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel’s financial results, between April 2001 and April 2003.  Damages claimed by the plaintiff were not quantified.
In July 2006, the United States of District Court for the District of Maryland granted ECtel’s motion to dismiss the securities class action lawsuit.

In August 2006, the plaintiff filed a motion for reconsideration, alleging new evidence against ECtel, which was denied in March 2007.  The plaintiff has appealed the dismissal.

ECtel’s management, based on the opinion of its legal advisors, believes that the allegations made in the complain with respect to it are without merit, therefore no provision has been recorded in the financial statements in respect thereof.

Note 4 - Contingent Liabilities and Commitments

1.
On September 21, 2004 a suit was filed with the Tel Aviv District Court against the Company, Bezeq - the Israel Telecommunications Company Ltd. (“Bezeq”), Tadiran Ltd. (a subsidiary of Koor – “Tadiran”), Tadiran Telecommunications Ltd. (a former subsidiary of Koor which was merged with ECI – “Telecommunications”), Tadiran Public Switching Ltd., (a former subsidiary in Telecommunications), and Telrad Networks Ltd. (an affiliate of Koor – "Telrad Networks") in connection with the public switches. A motion for recognition of the suit as a class action was filed together with the suit in accordance with the Anti-Trust Law, 1988 (“the Anti-Trust Law”), and according to Civil Procedure regulations. In the Statement of Claim, the plaintiff alleges that during the previous decade, the defendants had engaged in activities prohibited by the Anti-Trust Law that resulted in damages to Bezeq's customers. In respect of the actions alleged by the Plaintiff, the Plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 1.7 billion.

On March 10, 2005, the Company and the other defendants submitted to the District Court their clarified objection to the request of the plaintiff to certify the claim as a class action.  On December 5, 2005 the Plaintiff filed his response to the said objection.

In the opinion of the management which is based on the opinion of its legal counsel, the chances of the claim and of the certification of the claim as a class action are remote.

Further to the sale of shares of Telrad Networks, Koor committed to indemnify the purchasers in the event that a court ruling will increase the amount of expenses to be paid by Telrad Networks to an amount exceeding that stated in the share purchase agreement.

Koor Industries Limited
(An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2007 (unaudited)

Note 4 - Contingent Liabilities and Commitments (cont’d)

2.
On February 20, 2007 a suit was filed with the Tel Aviv District Court against the Company and several directors and officers of the Company and of United Steel Mills Ltd. (in liquidation) ("Steel Mills"), a former subsidiary of the Company, and various other parties. A motion for recognition of the suit as a class action was filed together with the suit.

Steel Mills issued convertible bonds by means of a prospectus to the public in February 1993. The bonds were to be repaid in three installments on January 31, 1999, 2000 and 2001. The first installment was repaid by Steel Mills, but the other two installments have not been repaid. In March 2000 Steel Mills began to be managed under a stay of proceedings order by the Haifa District Court, which was later altered to a liquidation order. The convertible bonds were unsecured and the assets of the company were insufficient, thus the last two installments of the bonds were not repaid.

In the Statement of Claim, the plaintiff alleges that the defendants are responsible for false representations made by them and for which they are responsible, and upon which he acted.

In the event that the suit will be recognized as a class action, the Plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 25 million.

On June 25, 2007, responses to the request for recognition as a class action was filed with the Court on behalf of the defendants, detailing their objections to the plaintiff's request for recognition of the suit as a class action.
The responses include significant arguments against recognition of the claim as a class action. Despite the fact that the plaintiff has not yet filed his response to the defendants' response, in the opinion of the management which is based on the opinion of its legal counsel, the chances of the request for recognition of the claim as a class action are remote and therefore no provision has been made in the financial statements in respect of this matter.

Note 5 - Significant Events during the Reporting Period

1.
On May 10, 2007, pursuant to completion of an offering to institutional investors in Israel the Company issued debentures with a par value of approximately NIS 595 million, for consideration of approximately NIS 640 million, implying an effective interest rate of 4.05%, linked to the Israeli CPI. The debentures will be considered part of the Series H debentures issued on August 20, 2006 by the Company to the public in Israel pursuant to the prospectus dated August 13, 2006 and the terms of the debentures are identical to the terms of the Series H debentures issued under the prospectus. The debentures are linked to the Israeli CPI and bear annual interest of 5.1%. The debentures will be repaid in five equal installments on September 1 of each year from 2012 through 2016. The interest is payable on the outstanding balance of the debentures, on September 1 of each year from 2007 through 2016.

The debentures have been approved for trading on the Tel-Aviv Stock Exchange. The sale of the debentures by the institutional investors is subject to lock-up arrangements provided under the Israeli Securities Law, 1968 and its regulations.

The debentures have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

Koor Industries Limited
(An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2007 (unaudited)

Note 5 - Significant Events during the Reporting Period (cont’d)

2.
On June 18, 2007, the delisting of the Company's American Depositary Receipts (hereinafter – ADR's) from the New York Stock Exchange (hereinafter – NYSE) became effective. The delisting follows the decision of the Company's Board of Directors from May 2007 to delist the ADR's voluntarily from the NYSE and to terminate the ADR program with BONY.

Following termination of the ADR program, no additional ADR's may be issued. Holders of ADRs were entitled to return their ADRs to BONY by September 18, 2007 and receive the appropriate number of underlying ordinary shares (each ADRs represents 0.20 of an ordinary share), subject to cancellation fees charged by BONY.

For ADRs not submitted to BONY for exchange by September 18, 2007, the ADR holders are entitled to receive their share of the proceeds from the sale of the shares held by BONY net of any applicable charges, taxes, etc.

3.
On June 11, 2007 the Company's General Shareholders Meeting approved the arrangement between the Company and Discount Investment Corporation Ltd. for participation in the compensation costs of the Chief Executive Officer of the Company. According to the arrangement, the Company will bear 80% of the compensation costs of the Chief Executive Officer of the Company. Prior to the approval of the General Shareholders' Meeting, the arrangement was approved by the Company's Audit Committee and by the Company's Board of Directors.

4.	On August 15, 2007 the Company’s Board of Directors resolved to distribute a interim dividend of NIS 150 million that was paid on September 6, 2007.

5.
On August 15, 2007 the Company’s General Shareholders’ Meeting approved a one-time bonus to one of the directors of the Company in connection wit the sale by the Company of its holding in Sheraton-Moriah to Azorim.  The Company’s share in the bonus amount to NIS 945 thousand.  The bonus was approved by the Company’s Audit Committee and Board of Directors prior to its approval by the General Shareholders’ Meeting.

Note 6 - Discontinued Operations

1.           Koor Trade Ltd.

On April 25, 2006, the Company signed an agreement for the sale of its entire holdings in Koor Trade, including shareholder loans, to a group of managers, including one of the Company's senior executives, for $8.3 million. The transaction was completed in the second quarter of 2006, and the entire cash proceeds of $8.3 million were received.
In the event that the buyers sell their holding in Koor Trade or a certain affiliated company of Koor Trade during a three-year period, at a price that exceeds the sale price (or the price fixed in the agreement for the value of the aforesaid affiliated company), the sale price will be increased by an incremental amount as set forth in the agreement.

Following the resolution of the Company's Board of Directors from 2005 to sell Koor Trade, Koor Trade has been presented as a discontinued operation commencing from the Company's financial statements for the year ended December 31, 2005.

The sale of Koor Trade did not have a significant impact on the Company's financial results.

Koor Industries Limited
(An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2007 (unaudited)

Note 6 - Discontinued Operations (cont’d)

1.           Koor Trade Ltd. (cont’d)

Following are the results of operations of the discontinued operations, as included in the financial statements, for the:

	Nine months	Three months
	ended	ended	Year ended
	September 30	September 30	December 31
	2006	2006	2006
	Unaudited	Unaudited	Audited
	NIS thousands	NIS thousands	NIS thousands
Revenues and earnings
Revenue from sales and services	41,203	-	41,203
Other income	4,599	-	4,599
	45,802	-	45,802
Costs and losses
Cost of sales and services	27,309	-	27,309
Selling and marketing expenses	7,431	-	7,431
General and administrative expenses	4,495	-	4,495
Other expenses	2,840	-	2,840
Finance (income), net	(318)	-	(318)
	41,757	-	41,757

Earnings before income tax	4,045	-	4,045
Income tax	(1,459)	-	(1,459)
	2,586	-	2,586
Minority interest in subsidiaries' results, net	(253)	-	(253)

Net earnings for the period	2,333	-	2,333

Koor Industries Limited
(An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2007 (unaudited)

Note 6 - Discontinued Operations (cont’d)

2.           Isram Wholesale Tours and Travel Ltd.

On December 28, 2006 the Company sold its entire holding in Isram Wholesale Tours and Travel Ltd. ("Isram") for total consideration of $1.26 million. The Company recorded a capital gain of approximately NIS 8 million in respect of the sale.
Pursuant to the sale, Isram has been presented as a discontinued operation.
Following are the assets and liabilities relating to the discontinued operation as at:

September 30
2007
Unaudited
NIS thousands

Assets related to discontinued operation:	15,229
Cash and cash equivalents	12,157
Trade receivables	10,863
Other long-term investments and receivables	1,032
Fixed assets, net	1,243

Intangible assets, deferred tax assets and deferred expenses, net	3,407

43,931

Liabilities related to discontinued operation:
Trade payables	10,643
Customer advances	21,514
Other payables	11,091
Liability for employee severance benefits, net	159
Minority interest	42

43,449

Koor Industries Limited
(An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2007 (unaudited)

Note 6 - Discontinued Operations (cont'd)

2.	Isram Wholesale Tours and Travel Ltd. (cont'd)

Following are the results of operations of the discontinued operation, as included in the financial statements for the:

Nine months	Three months
ended	ended	Year ended
September 30	September 30	December 31
2006	2006	2006
Unaudited	Unaudited	Audited
NIS thousands	NIS thousands	NIS thousands
Revenues and earnings
Revenue from sales and services	194,006	59,694	253,473
Other income	-	-	8,001
	194,006	59,694	261,474
Costs and losses
Cost of sales and services	167,498	51,356	219,573
Selling and marketing expenses	3,670	1,115	5,143
General and administrative expenses	17,882	5,603	23,413
Finance income, net	(326)	(66)	(262)
	188,724	58,008	247,867
Earnings before income tax	5,282	1,686	13,607
Income tax	(1,182)	(356)	(5,240)
	4,100	1,330	8,367
Minority interest in subsidiaries' results, net	(1,312)	(360)	(226)

Net earnings for the period	2,788	970	8,141

Koor Industries Limited
(An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2007 (unaudited)

Note 6 - Discontinued Operations (cont'd)

3.           Sheraton Moriah (Israel) Ltd. (“Sheraton”)

On April 26, 2007 the Company completed the sale of its entire 56.5% shareholding in Sheraton to Azorim Tourism Ltd. See Note 3D. Pursuant to the sale, Sheraton has been presented as a discontinued operation as of the financial statements of the Company for March 31, 2007.

Following are assets and liabilities relating to the discontinued operation as at:

Year ended
September 30	December 31
2006	2006
Unaudited	Audited
NIS thousands	NIS thousands

Assets related to discontinued operation:
Cash and cash equivalents	27,723	35,611
Trade receivables	46,540	49,031
Other accounts receivable	32,643	17,935
Inventories	4,529	3,409
Investments in affiliates	4,250	2,043
Other long-term investments and receivables	24,045	23,184
Fixed assets, net	674,933	665,870
Intangible assets, deferred tax assets and
deferred expenses, net	17,484	17,562

	832,147	814,645

Liabilities related to discontinued operation:
Credit from banks and others	17,909	20,167
Trade payables	30,806	27,372
Other payables	28,429	29,907
Customer advances	5,290	3,262
Long-term bank loans	583,634	569,759
Liability for employee severance benefits, net	3,947	4,102
Deferred tax liabilities	10,584	10,977
Minority interest	74,739	72,175

	755,338	737,721

Koor Industries Limited
(An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2007 (unaudited)

Note 6 - Discontinued Operations (cont'd)

3.           Sheraton Moriah (Israel) Ltd. (“Sheraton”) (cont’d)

Following are the results of operations of the discontinued operation, as included in the financial statements for the:

					Year ended
	Nine months ended September 30		Three months ended September 30		December 31
	2007	2006	2007	2006	2006
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Revenues and earnings
Revenue from sales and services	69,690	239,387	-	80,649	312,801
Company's equity in the operating
results of investee companies, net	360	736	-	745	1,006
Other income	13,678	3,780	-	4,364	4,714
	83,728	243,903	-	85,758	318,521
Costs and losses
Cost of sales and services	56,373	172,212	-	59,924	227,622
Selling and marketing expenses	3,553	11,706	-	3,063	16,231
General and administrative expenses	10,112	33,630		11,135	47,087
Other expenses	102	-	-	-	-
Finance expenses, net	5,188	16,651	-	3,089	16,455
	75,328	234,199	-	77,211	307,395

Earnings before income tax	8,400	9,704	-	8,547	11,126
Income tax	(568)	(3,113)	-	(671)	(4,698)
	7,832	6,591	-	7,876	6,428

Minority interest in subsidiaries' results, net	2,523	(3,034)	-	(3,566)	(2,984)

Net (loss) earnings for the period	10,355	3,557	-	4,310	3,444

Koor Industries Limited
(An Israeli Corporation)

Notes to the Interim Financial Statements as at September 30, 2007 (unaudited)

Note 7 - Business Segments

Information regarding business segments of the Koor Group:

For the
year ended
Nine months ended September 30		Three months ended September 30		December 31
2007	2006(1)	2007	2006	2006(2)
NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues from sales and services

Telecommunications	158,903	204,656	44,429	68,006	260,384
Others	5,714	7,544	1,975	2,538	10,068

	164,617	212,200	46,404	70,544	270,452

Group's equity in the results of investee companies, net

Telecommunications	58,280	(78,379)	(15,524)	(1,475)	(106,781)
Agro-chemicals	208,070	163,462	52,481	24,603	65,925
Venture capital investments	-	(3,733)	-	(1,512)	(4,739)
Others	6,018	3,594	1,422	2,784	8,040

	272,368	84,944	38,379	24,400	(37,555)

Earnings (losses) before income tax

Telecommunications	559,657	(79,381)	489,057	(798)	(121,613)
Agro-chemicals	208,070	163,462	52,481	24,603	65,925
Venture capital investments	17,034	(12,098)	(7,286)	1,935	39,585
Others	54,411	1,722	25,891	534	11,816
Total	839,172	73,705	560,143	26,274	(4,287)

Joint general income (expenses)	(15,195)	(26,920)	(7,060)	3,723	(8,250)

Financing expenses, net	(99,609)	(85,149)	(93,082)	(27,465)	(97,480)

Earnings (losses) before income tax	724,368	(38,364)	460,001	2,532	(110,017)

(1)           Reclassified with respect to discontinued operations - see Note 6(2) and Note 6(3).
(2)           Reclassified with respect to discontinued operations - see Note 6(3).

Note 8 – Events Subsequent to Balance Sheet Date

On November 18, 2007, the Company’s Board of Directors resolved to distribute an interim dividend of NIS 380 million to be paid on December 10, 2007 to the shareholders of record on November 25, 2007.